Exhibit 11


                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

                                                 Three Months Ended March 31,
                                                 ----------------------------
                                                   2003               2002
                                                 ----------------------------
Net Income                                            586                579
  Less dividends on preferred stock                    (6)                (6)
                                                 --------           --------

Net Income available to common
  stockholders                                        580                573

Average shares outstanding - both basic
  and diluted                                     668,360            668,360

Earnings per share - Basic and diluted           $   0.87           $   0.86